EX-99.1 Correspondence

Baltia Air Lines, Inc,
63-25 Saunders St., Suite 7 I
Rego Park, New York 11374

March 27, 2009

Securities & Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Dear Commission:

This is to advise you that we have responded and complied with your letter of March 23, 2009 by filing an amended 8-K correcting the items mentioned.

This is to confirm and acknowledge that
Baltia Air Lines, Inc. is responsible for the adequacy and accuracy of disclosures made in its filings with the Commission, and in particular, with respect to this filing, and that SEC staff comments and changes to this disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filings, and further, that the Company is not permitted to assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

SIncerely,

Baltia Air Lines

by:  /s/  Igor Dmitrowsky
Igor Dmitrowsky, President
and Chief Financial Officer

March 2